EXHIBIT 99.1


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                       [GRUPO PAO DE ACUCAR LOGO OMITTED]

                   Companhia Brasileira de Distribuicao (CBD)

                 Announces March and 1st Quarter 2003 Net Sales


Sao Paulo, Brazil, April 16, 2003 - Companhia Brasileira de Distribuicao (NYSE
(CBD); BOVESPA (PCAR4)) today announced preliminary, non-audited March and 1st quarter 2003 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.



In the first quarter of 2003, gross sales of Companhia Brasileira de Distribuicao totaled R$ 3,100.4 million and net sales, R$ 2,627.2 million, representing a 22.3% growth compared to the same period in 2002. Same store net sales increased by 10.1% in food products and 1.9% in non-food products, generating a total growth of 8.5%. The Extra and Barateiro Divisions maintained the two-digit growth in the quarter.



It is important to note that the calendar was not favorable in this period, since Easter occurred in the 1st quarter in 2002, while in 2003 it will occur in the 2nd quarter. Therefore, although CBD registered a two-digit growth in January and February - respectively, 10.0% and 12.5% -, the calendar factor significantly influenced the performance of March, a period in which the Company registered a 4.0% increase in sales, inferior to the average of the two previous months. However, if we consider sales of just the first two weeks of March, that is, excluding sales of Easter products, our growth was 14.1%, showing the continuity of the two-digit growth tendency in same store sales.



                                Sales Performance


                         3-02    4-02    5-02    6-02    7-02    8-02    9-02    10-02    11-02   12-02    1-03    2-03    3-03
                        ------  ------  ------  ------  ------  ------  ------   ------   ------  ------  ------  ------  ------
Same Stores              7.1%   -7.8%    7.2%    3.3%    5.3%    7.7%    2.6%     8.6%    11.7%    7.0%   10.0%   12.5%    4.0%
Total Stores            15.7%    1.5%   17.3%   12.8%   24.8%   28.6%   22.6%    27.4%    28.6%   18.8%   23.4%   26.3%   17.7%


NOTE: SAME STORE SALES FIGURES INCLUDE ONLY THE STORES WHICH HAVE BEEN OPERATING FOR AT LEAST 12 MONTHS.

* IF DEFLATED BY IPCA, TOTAL SALES PERFORMANCE WAS 5.7% HIGHER THAN THE ONE REGISTERED IN THE SAME PERIOD IN 2002. SAME STORE SALES' PERFORMANCE WAS -6.2%.

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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                        Doris Pompeu
Investors Relations Director               Phone: (11) 3848 0887 ext.208
Daniela Sabbag                             E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: (11) 3886 0421 Fax:  (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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